

September 24, 2014

Via E-mail
Robert D. Scherich
Chief Financial Officer
Horsehead Holding Corp.
4955 Steubenville Pike, Suite 405
Pittsburgh, PA 15205

> **Re:** **Horsehead Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 001-33658**

Dear Mr. Scherich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45
Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 47

1.   To enhance an investor's understanding of your results of operations, please expand your discussion in future filings to describe the underlying causal factors for the changes between periods in your "Corporate, elimination and other" column disclosed under Note BB. If there are multiple factors that are responsible for the changes, please discuss and quantify the effect for each factor that you have identified, if practicable. Please provide your proposed revisions to the discussion of your results of operations for 2013 as compared to 2012 in your response.

Notes to Consolidated Financial Statements
Note B - Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7

2.   Your accounting policy for revenue recognition states that you recognize revenues from the sale of finished goods and service fee. In future filings, please expand your revenue recognition policy disclosure to elaborate upon how each of the criteria outlined in SAB 104 specifically applies to each of your revenue streams. Please provide us your proposed disclosures.

Note BB – Segment Information, page F-39

3.   Please disclose in future filings the types of amounts included in "Corporate, eliminations and other" column that are not allocated to your segments.

Note EE – Guarantor Financial Information, page F-42

4.   Please disclose in future filings, if true, that each of your subsidiaries that function as guarantors are 100% owned as defined in Rule 3-10(h) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining